P  R  E  S  S      R  E  L  E  A  S  E

                              FOR IMMEDIATE RELEASE



                PIZZA INN, INC. COLLECTS NOTE RECEIVABLE PAYMENT


DALLAS, TEXAS-DECEMBER 9, 2002--PIZZA INN, INC. (NASDAQ:PZZI) today announced that it has received payment in full for a note receivable owed to the Company from the Company's former Chief Executive Officer. The Company had previously recorded a pre-tax charge of approximately $1.9 million in the fourth quarter of fiscal 2002 to fully reserve for the possible nonpayment by Mr. Rogers. This reserve will be reversed for the quarter ending December 29, 2002.






                     P  R  E  S  S      R  E  L  E  A  S  E

Pizza  Inn,  Inc.               For  more  information  contact:
3551  Plano  Parkway               Ronald  W.  Parker
The  Colony,  TX  75056          President  &  Chief  Executive  Officer
(469)  384-5000